Exhibit 3.2

CERTIFICATE OF CORRECTION OF

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF SERIES B CONVERTIBLE PREFERRED STOCK

DARIOHEALTH CORP.

DarioHealth Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), in accordance with the provisions of Section 103 thereof, DOES HEREBY CERTIFY:

1. The name of the Company is DarioHealth Corp.

2. A Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (the “Certificate of Designation”) was filed with the Secretary of State of the State of Delaware on August 22, 2017, and said Certificate of Designation requires correction as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate of Designation to be corrected is that it inadvertently failed to clarify that the dividend referenced in Section 3(a) of the Certificate of Designation, was to be a fixed rate of 6% of the Stated Value per share of Preferred Stock (each as defined in the Certificate of Designation).

4. The Certificate of Designation is corrected by amending and restating Section 3(a) as follows:

“a)           Preferred Dividend. The Holders shall be entitled to receive a one time dividend at a fixed rate of 6% on the Stated Value per share of Preferred Stock, payable on the date of the Automatic Conversion of the Preferred Stock, which dividend shall be paid in shares of Common Stock in an amount equal to the unpaid dividend divided by the Conversion Price.”

5. All other provisions of the Certificate of Designation remain unchanged.

IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to be executed by a duly authorized officer this 25th day of August, 2017.

DARIOHEALTH CORP.

By:	/s/ Zvi Ben-David
Name:	Zvi Ben-David
Title:	Chief Financial Officer